EXHIBIT 99.08

Chunghwa Telecom

July 10, 2017

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
June	Net sales	18,694,336	19,049,375	(-)355,039	(-)1.86%

Jan-June	Net sales	110,204,541	113,139,585	(-)2,935,044	(-)2.59%

b Trading purpose : None